UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 1)
(Rule 14d-1 and Rule 13e-3)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

NOVATEL INC.

(Name of Subject Company (Issuer))

HEXAGON CANADA ACQUISITION INC.

(as Offeror)

HEXAGON AB

 (as Parent of Offeror)

Novatel Inc.

(as Issuer)

(Names of Filing Persons)

Common Shares	669954109
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Brett Cooper, Esq.	Edwin S. Maynard, Esq.
Orrick, Herrington & Sutcliffe LLP	Ariel J. Deckelbaum, Esq.
405 Howard Street	Paul, Weiss, Rifkind, Wharton & Garrison LLP
San Francisco, CA 94105-2625	1285 Avenue of the Americas
(415) 773-5700	New York, NY 10019-6064
(212) 373-3000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing persons)

With a Copy to

Richard A. Shaw, Q.C.	Kenneth G. Ottenbreit, Esq.
Andrew D. Grasby	Stikeman Elliott LLP
McCarthy Tétrault LLP	Tower 56, 14th Floor
Suite 3300, 421-7th Avenue SW	126 East 56th Street
Calgary, Alberta, Canada T2P 4K9	New York, NY 10022
(403) 260-3500	(212) 371-8855

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee*
$463,654,850.00	$14,234.20

*     Estimated solely for purposes of calculating the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934.  The amount of the filing fee is calculated by multiplying the transaction value by 0.0000307.  The transaction value was determined by multiplying the purchase price of  U.S. $50.00 per share by 9,273,097 shares of common stock, no par value per share, of NovAtel Inc. (“NovAtel”) (including 639,061 shares issuable upon exercise of options and up to a maximum of 1,325 shares that may be issued pursuant to outstanding retired share units) as of October 8, 2007, as represented by NovAtel in the Subscription and Support Agreement, dated as of October 8, 2007, between NovAtel and Hexagon AB (“Hexagon”).

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	14,234.20	Filing Party:	Hexagon Canada Acquisition Inc., Hexagon AB and NovAtel Inc.
Form or Registration No.:	Schedule TO and Schedule 13e-3 (File No. 005-50460)	Date Filed:	October 19, 2007

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒    third-party tender offer subject to Rule 14d-1.

☐    issuer tender offer subject to Rule 13e-4.

☒    going-private transaction subject to Rule 13e-3.

☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 (this “Amendment”) amends the tender offer statement on Schedule TO (the “Schedule TO”) and the Rule 13E-3 transaction statement on Schedule 13E-3 under cover of Schedule TO (collectively with the Schedule TO, the “Schedule TO/13E-3”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 19, 2007 by Hexagon Canada Acquisition Inc. (the “Offeror”), a wholly-owned direct subsidiary of Hexagon AB (“Hexagon”), Hexagon and NovAtel Inc. (“NovAtel”). The Schedule TO/13E-3 was filed with the SEC pursuant to Rule 14d-1 and Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Schedule TO/13E-3 relates to the offer (the “Original Offer”) by Offeror to purchase all of the outstanding common shares, no par value per share (other than common shares owned by the Offeror or any of its affiliates) (the “Shares”), of NovAtel, at a price of U.S.$50.00 per Share, without interest. This Amendment relates to the Offeror's offer to purchase all issued and outstanding Shares at a price of U.S.$50.00 per Share, which may be deemed to be a “Rule 13e-3 transaction” pursuant to Rule 13e-3 under the Exchange Act governing “going private” transactions and is referred to in this Amendment as the “Offer.” The terms and conditions of the offer are described in the Amended Offer to Purchase (as defined below) and the related Letter of Transmittal that was filed with the Schedule TO/13E-E as Exhibit (a)(2).

This Amendment is being filed on behalf of Offeror, Hexagon and NovAtel. This Amendment includes as Exhibits (a)(15) and (a)(16) an Amended Offer to Purchase (the “Amended Offer to Purchase”) and an Amended Directors’ Circular (the “Amended Directors’ Circular”), respectively.

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Amended Offer to Purchase.

                Pursuant to General Instruction F to Schedule TO/13E-3, the information contained in the Amended Offer to Purchase and the Amended Directors’ Circular, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to items 1 through 16 of this Amendment and is supplemented by the information specifically provided for herein.

ITEM 1.	SUMMARY TERM SHEET

Reference is made to the information set forth in the Amended Offer to Purchase under the heading “SUMMARY TERM SHEET,” which is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a) The name of the subject company is NovAtel Inc., a corporation incorporated under the federal laws of Canada. The address of the principal executive offices of NovAtel is 1120-68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5, and the telephone number of NovAtel is 403-295-4500. Reference is made to the information set forth in the Amended Offer to Purchase under the heading “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” “DEFINITIONS—Shares” and “THE OFFER—Section 1. The Offer,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Amended Offer to Purchase under the heading “CIRCULAR—Section 14. Price Range and Trading Volumes of the Shares,” which is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon,” “CIRCULAR—Section 4. Agreements Relating to the Offer” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference. The address and principal executive offices of Hexagon is Cylindervagen 12, Nacka Strand, Sweden SE-131 26 and its telephone number is + 46 8 601 26 20. The address of the principal executive offices of the Offeror is c/o Hexgon, Cylindervagen 12, Nacka Strand, Sweden SE-131 26 and its telephone number is + 46 8 601 26 20. Pursuant to Rule 13e-3 under the Exchange Act governing “going private” transactions, either the Offeror or Hexagon, or both, may be deemed to be an affiliate of NovAtel. The Offeror, Hexagon and NovAtel are filing this statement solely for the purposes of complying with the requirements of Rule 13e-3 under the Exchange Act. The Offeror’s, Hexagon’s and NovAtel’s compliance with the requirements of Rule 13e-3 under the Exchange Act does not constitute the admission by either the Offeror, Hexagon, or NovAtel that either of the Offeror or Hexagon is, or should be deemed as an affiliate of NovAtel for the purpose of the Offer.

(b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference.

(c) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 1. The Offeror and Hexagon” and “Annex A—Certain Information Regarding the Directors and Executive Officers of Hexagon and the Offeror,” which is incorporated herein by reference.

Information relating to the transaction has been made available with the Securities and Exchange Commision (“Commision”). Such documents are available at www.sec.gov.

ITEM 4.	TERMS OF THE TRANSACTION

(a) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “THE OFFER—Section 1. The Offer,” “THE OFFER—Section 2. Time for Acceptance,” “THE OFFER—Section 3. Manner for Acceptance,” “THE OFFER—Section 4. Conditions of the Offer,” “THE OFFER—Section 5. Extension, Variation or Change in the Offer,” “THE OFFER—Section 6. Take up of and Payment for Deposited Shares,” “THE OFFER—Section 7. Right to Withdraw Deposited Shares,” “CIRCULAR—Section 16. Acquisition of Shares Not Deposited Under the Offer,” “CIRCULAR—Section 17. Certain Canadian Federal Income Tax Considerations,” and “CIRCULAR—Section 18. Certain U.S. Federal Income Tax Considerations,” which is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a), (b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 9. Beneficial Ownership of and Trading in Shares of NovAtel,” “CIRCULAR—Section 10. Commitments to Acquire Shares of NovAtel” and “CIRCULAR—Section 11. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a), (c)(1)-(7) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 6. Plans for NovAtel,” and “CIRCULAR—Section 13. Certain Information Concerning NovAtel and its Shares”, which is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET” and “CIRCULAR—Section 8. Sources of Funds,” which is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a), (b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 11. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” “CIRCULAR—Section 9. Beneficial Ownership of and Trading in Shares of NovAtel,” “CIRCULAR—Section 10. Commitments to Acquire Shares of NovAtel” and in the Amended Directors’ Circular (attached as Exhibit (a)(16) hereto) under the headings “Directors’ Circular—TRADING IN SECURITIES OF NOVATEL” and “Directors’ Circular—ISSUANCES OF SECURITIES OF NOVATEL,” which is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “SPECIAL FACTORS—Section 2. Recommendation of the Board of Directors, “SPECIAL FACTORS—Section 4. Third Party Evaluation and Opinion,” “CIRCULAR—Section 19. Certain Fees and Expenses,” which is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) N/A

(b) N/A

ITEM 11.	ADDITIONAL INFORMATION

(a)(1) N/A

(a)(2) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer ” and “CIRCULAR—Section 15. Regulatory Matters,” which is incorporated herein by reference.

(a)(3)-(5) N/A

(b) Reference is made to the information set forth in the Offer to Purchase under the heading “CIRCULAR—Section 7. Projected Financial Information with Respect to NovAtel,” which is incorporated herein by reference.

ITEM 12.	MATERIALS TO BE FILED AS EXHIBITS

See Exhibit Index immediately following signature page.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Item 2. Subject Company Information

(d) Reference is made to the information set forth in the Amended Offer to Purchase under the heading “CIRCULAR—Section 13. Certain Information Concerning NovAtel and its Shares,” which is incorporated herein by reference.

(e) Neither Hexagon nor the Offeror has made an underwritten public offering of the subject securities for cash during the past three years.

(f) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 9. Beneficial Ownership of and Trading in the Shares of NovAtel” and “CIRCULAR—Section 11. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

Item 4. Terms of the Transaction

(c) Reference is made to the information set forth in the Amended Directors’ Circular under the heading “Directors’ Circular—ARRANGEMENTS BETWEEN NOVATEL AND ITS DIRECTORS AND SENIOR OFFICERS,” which is incorporated herein by reference.

(d) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “THE OFFER—Section 1. The Offer,” “CIRCULAR—Section 16. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

(e) Neither Hexagon nor the Offeror made any provisions in connection with the transaction to grant unaffiliated security holders access to the corporate files of the filing person or to obtain counsel or appraisal services at the expense of the filing person. Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY,” and “THE OFFER—Section 1. The Offer,” which is incorporated herein by reference.

(f) N/A

Item 5. Past Contracts, Transactions, Negotiations and Agreements

(c), (e) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” “CIRCULAR—Section 4. Agreements Relating to the Offer,” “CIRCULAR—Section 5. Treatment of Options and RSUs” and “CIRCULAR—Section 11. Past Contracts, Transactions, Negotiations and Agreements, and Present or Proposed Material Agreements, Arrangements, Understandings and Relationships,” which is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer,” “SUMMARY,” “CIRCULAR—Section 6. Plans for NovAtel” and “CIRCULAR—Section 16. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

(c)(8) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SUMMARY” and “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer,” which is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects

(a)-(d) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer,” “SUMMARY,” “CIRCULAR—Section 3.

Background of the Offer,” “CIRCULAR—Section 6. Plans for NovAtel,” and “CIRCULAR—Section 16. Acquisition of Shares Not Deposited Under the Offer,” which is incorporated herein by reference.

Item 8. Fairness of the Transaction

(a)-(f) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 1. Purposes, Alternatives, Reasons and Effects of the Offer,” “SPECIAL FACTORS—Section 2. Recommendation of the Board of Directors,” “SPECIAL FACTORS—Section 3. Hexagon’s and the Offeror’s Position Regarding the Fairness of the Offer,” “SPECIAL FACTORS—Section 4. Third Party Evaluation and Opinion,” “SUMMARY,” “CIRCULAR—Section 3.Background of the Offer,”and “THE OFFER—Section 4. Conditions of the Offer,” and the Amended Directors’ Circular under the headings “Directors’ Circular—RECOMMENDATION OF THE BOARD OF DIRECTORS,” “Directors’ Circular—REASONS FOR THE RECOMMENDATION,” “Directors’ Circular—FAIRNESS OPINION,” “Directors’ Circular—PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED” and “Directors’ Circular—DIRECTORS’ APPROVAL,” which is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)-(b) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 4. Third Party Evaluation and Opinion,” “SUMMARY,” “CIRCULAR—Section 3. Background of the Offer,” and in the Amended Directors’ Circular under the headings “Directors’ Circular—FAIRNESS OPINION” and “Directors’ Circular—PERSONS OR ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED,” which is incorporated herein by reference.

(c) Copies of any documents filed by NovAtel in connection with the Amended Offer will be available free of charge at the Security and Exchange Commision’s (“Commission”) website at www.sec.gov, from NovAtel at www.novatel.ca or from the information agent, Morrow & Co., by calling (800) 607-0088.

Item 10. Source and Amount of Funds or Other Consideration

(c) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 5. Treatment of Options and RSUs” and “CIRCULAR—Section 19. Certain Fees and Expenses,” which is incorporated herein by reference.

Item 12. The Solicitation or Recommendation

(d), (e) Reference is made to the information set forth in the Amended Offer to Purchase under the headings “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Section 2. Recommendation of the Board of Directors,” and “SUMMARY” which is incorporated herein by reference.

Item 13. Financial Statements

(a)(1) The audited consolidated financial statements of NovAtel as of and for the fiscal years ended December 31, 2006 and 2005 are incorporated herein by reference from NovAtel’s Annual Report on Form 20-F (File No. 000-29004) filed with the Commission on May 9, 2007.

(a)(2) The unaudited consolidated financial statements of NovAtel for the six month period ended June 30, 2007 are incorporated herein by reference of NovAtel’s Quarterly Report on Form 6-K (File No. 000-29004) filed with the Commission on August 10, 2007.

(a)(3) Ratio of earnings to fixed charges, is set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(a)(4) Book value per share is set forth in the Amended Offer to Purchase under the headings “CIRCULAR—Section 2. NovAtel,” which is incorporated herein by reference.

(b) The pro-forma information disclosing the effect of the transaction is not material and therefore is not presented herein.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(b) Except as disclosed in the Amended Directors’ Circular, in connection with the Offer contemplated hereby, Hexagon, the Offeror and NovAtel have not, as of the date hereof, employed, retained or compensated other persons to make solicitations or recommendations to the holders of Shares. The boards of directors of Hexagon and the Offeror were assisted by a working group of senior finance, accounting and legal personnel from Hexagon. While no specific use of corporate assets of NovAtel is contemplated by Hexagon, the Offeror or NovAtel in connection with the Offer, it is possible that some such use, none of which is expected to be material, may occur.

Item 16. Exhibits

See Exhibit Index immediately following signature page.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of November 1, 2007 that the information set forth in this statement is true, complete and correct.

HEXAGON CANADA ACQUISITION INC.

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: Vice President & Secretary

HEXAGON AB

By:

/s/ Frederick W. London
Name: Frederick W. London
Title: General Counsel & Attorney-in-Fact

NOVATEL INC.

By:

/s/ Werner Gartner
Name: Werner Gartner
Title: Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)†	Offer to Purchase For Cash, dated October 19, 2007.

(a)(2)†	Letter of Transmittal.

(a)(3)†	Notice of Guaranteed Delivery.

(a)(4)†	Directors’ Circular, dated October 19, 2007.

(a)(5)†	Press release by Hexagon, dated October 19, 2007, announcing the commencement of the Offer.

(a)(6)	Press release relating to Hexagon proposed acquisition of NovAtel, announced by Hexagon on October 8, 2007.*

(a)(7)	Powerpoint presentation that accompanied a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.*

(a)(8)	Transcript of a conference call with Hexagon’s Chief Executive Officer and President, Ola Rollén, to discuss Hexagon’s proposed acquisition of NovAtel.*

(a)(9)	Press release relating to Hexagon proposed acquisition of NovAtel, announced by NovAtel on October 8, 2007.**

(a)(10)	Email communication to the employees of NovAtel regarding the proposed acquisition by Hexagon.**

(a)(11)	Transcript of October 8, 2007 conference call regarding Hexagon’s proposed acquisition of NovAtel.**

(a)(12)	Letter to Shareholders of NovAtel, dated October 19, 2007.***

(a)(13)†	Request for Taxpayer Identification Number and Certification on Form W-9 (including guidelines).

(a)(14)†	Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding on Form W-8BEN (including guidelines).

(a)(15)	Amended Offer to Purchase For Cash, dated November 1, 2007.

(a)(16)	Amended Director's Circular, dated November 1, 2007.

(c)†	Savvian - Presentation to the Special Committee of the Board of Directors, dated October 7, 2007.

(d)(1)†	Subscription and Support Agreement, dated October 8, 2007, by and between Hexagon and NovAtel.

(d)(2)†	4% Senior Unsecured Convertible Debenture Issued by NovAtel in favor of Hexagon, dated as of October 17, 2007.

(d)(3)†	Assignment, Assumption and Novation Agreement, by and among Hexagon, Offeror and NovAtel, dated as of October 18, 2007.

(d)(4)†	Strategic Cooperation Agreement, by and among Leica Geosystems A.G., NovAtel,

CMC Electronics Inc. and Oncap L.P., dated as of April 5, 2003 (previously filed with the SEC as Exhibit 10.14 to NovAtel’s Annual Report on Form 20-F on May 27, 2004 (File No. 000-29004)).

(f)†	Shareholders’ rights under compulsory acquisition - Section 206 and 206.1 of Part XVII of the Canadian Business Corporation Act.

(i)†	Power of Attorney.

	†	Previously filed with the SEC as an Exhibit to the Offeror, Hexagon's and NovAtel's Schedule TO/13E-3 on October 19, 2007.

	*	Previously filed with the SEC as an Exhibit to Hexagon’s Schedule TO-C on October 9, 2007 (File No. 005-50460).

	**	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 9, 2007 (File No. 005-50460).

	***	Previously filed with the SEC as an Exhibit to NovAtel’s Schedule 14D-9 on October 19, 2007 (File No. 005-50460).